(Exhibit 4-3_Original)

# 取締役の担当業務/部

| 取締役 | 担当業務/部 |
|---|---|
| 髙 木 祥 吉<br>代表取締役社長 | 全般事項 |
| 飯 沼 春 樹<br>取締役 | 社外取締役 |
| 楠 岡 成 雄<br>取締役 | 社外取締役 |
| 増 井 喜一郎<br>取締役 | 社外取締役 |

# 執行役員の担当業務／部

| 執行役員 | 担当業務/部 |
|---|---|
| 松 村 省 三<br>常務執行役員 | 格付部門、チーフ・レーティング・オフィサー、<br>サステナブル・ファイナンス評価本部、<br>金融格付部（部長）、社長の特に指示する事項 |
| 秦 野 和 広<br>常務執行役員 | RM事業部（部長）、特別戦略企画推進部（部長）、<br>社長の特に指示する事項 |
| 涛 岡 由 典<br>執行役員 | ストラクチャード・ファイナンス第一部（部長）、<br>ストラクチャード・ファイナンス第二部（部長）、<br>ストラクチャード・ファイナンス第三部（部長）、<br>社長の特に指示する事項 |
| 梶 原 敦 子<br>執行役員 | サステナブル・ファイナンス評価本部（本部長）、<br>社長の特に指示する事項 |